Exhibit 99.1

YAMANA GOLD ANNOUNCES THIRD QUARTER 2016 RESULTS

TORONTO, ONTARIO, October 27, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the third quarter 2016, including total gold production of 328,604 ounces, revenue of $464.3 million, net loss(1) of $2.1 million or $0.00 per share, and adjusted earnings(1,2) of $17.0 million or $0.02 per share.  Additional highlights are provided below.

OPERATIONAL HIGHLIGHTS

•	Total gold production of 328,604 ounces.
•	Total silver production of 1.69 million ounces.

Metals from continuing operations (3)	Gold (oz.)	Silver (M oz.)	Copper (M lbs.)
Produced	305,581	1.59	29.6
Sold	296,330	1.54	22.1

Costs from continuing operations (3)	Gold (/oz.)	Silver (/oz.)	Copper (/lbs.)
Total cost of sales per unit sold	$1,038	$15.36	$1.91
Co-product cash costs(2) per unit produced	$692	$9.79	$1.60
Co-product AISC(2) per unit produced	$965	$13.79	$2.15

FINANCIAL HIGHLIGHTS

•
Revenue of $464.3 million, an increase of $39.9 million compared to the third quarter of 2015 due to higher realized gold and silver prices, partly offset by lower silver and copper production and lower realized copper price.

•	Net loss(1) of $2.1 million or $0.00 per share, an increase of $104.9 million or $0.11 per share compared to the third quarter of 2015.
•	Adjusted earnings(1,2) of $17.0 million or $0.02 per share, an increase of $33.5 million or $0.04 per share compared to the third quarter of 2015.
•	Mine operating earnings of $91.0 million, an increase of $38.9 million compared to the third quarter of 2015.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	From continuing operations attributable to Yamana equity holders.
2.
Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q32016 and in Section 13 of the Company’s third quarter 2016 Management’s Discussion &  Analysis, which has been filed on SEDAR simultaneously with this press release.

3.	Excludes the Mercedes mine which the Company completed the sale of on September 30, 2016.

•	Cash flows from operating activities after net change in working capital of $178.6 million, an increase of $94.2 million compared to the third quarter of 2015.
•	Cash flows from operating activities before net change in working capital(2) of $173.0 million, an increase of $48.1 million compared to the third quarter of 2015.
•	Net free cash flow(2) of $78.3 million, an increase of $69.9 million compared to the third quarter of 2015.

REPORTING UPDATE
In connection with a continuous disclosure review by the Ontario Securities Commission (the "OSC"), the Company has included additional disclosure with respect to its first and second quarter 2016 results in its third quarter Management's Discussion & Analysis ("MD&A") to provide greater prominence to the Company's GAAP measures for those periods, including providing GAAP reconciliations for operating mines.  The additional disclosures for the periods: three months ended March 31, 2016 and comparatives, three months ended June 30, 2016 and comparatives, and six months ended June 30, 2015 and comparatives, have been restated to exclude the Mexican operations, which were classified as discontinued operations and sold in the third quarter of 2016.  The additional disclosures, which can be found section 14 of the Company’s third quarter MD&A, are helpful in understanding the Company's GAAP measures over the periods indicated, and the MD&A was filed simultaneously on SEDAR with this press release.

KEY STATISTICS
Beginning in the third quarter, the Company began reporting Revenue per ounce/pound in addition to previously disclosed Average realized prices per ounce/pound (a non-GAAP financial measure).  Additionally, it began reporting Total cost of sales per ounce/pound in addition to the previously disclosed co-product cash costs per ounce/pound produced and co-product all-in sustaining costs per ounce/pound produced (a non-GAAP financial measure).  It is the Company's belief that the newly included metrics are important for a comprehensive disclosure of the financial and operational results of the Company.  The Company has discontinued the use of its cash cost and all-in sustaining cost on a by-product basis.  The Company believes that co-product related metrics are useful in assessing the performance of each of the Company's sold metals.

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Key operating and financial statistics for the third quarter 2016 are outlined in the following tables.
Financial Summary
	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2016	2015	2016	2015
Revenue	464.3	424.4	1,303.3	1,281.5
Cost of sales excluding depletion, depreciation and amortization	(261.2)	(248.0)	(744.9)	(762.7)
Depletion, depreciation and amortization ("DDA")	(112.1)	(124.3)	(334.0)	(366.5)
Total cost of sales	(373.3)	(372.3)	(1,078.9)	(1,129.2)
Mine operating earnings	91.0	52.1	224.4	152.3
General and administrative expenses	(24.8)	(26.4)	(70.3)	(83.2)
Exploration and evaluation expenses	(3.8)	(4.8)	(11.9)	(12.5)
Net earnings/(loss) from continuing operations	(2.1)	(107.0)	64.3	(238.0)
Net earnings/(loss) from continuing operations per share - basic	(0.00)	(0.11)	0.07	(0.26)
Adjusted earnings/(loss) from continuing operations(2)	17.0	(16.5)	36.3	(58.4)
Adjusted earnings/(loss) per share(2)	0.02	(0.02)	0.04	(0.06)
Cash flow generated from continuing operations after changes in non-cash working capital	178.6	84.4	488.5	217.2
Cash flow from operations before changes in non-cash working capital(2)	173.0	124.9	478.7	360.6
Revenue per ounce of gold	1,327	1,100	1,256	1,153
Revenue per ounce of silver	19.47	14.85	17.32	16.03
Revenue per pound of copper	1.86	2.27	1.89	2.34
Average realized gold price per ounce(2)	1,337	1,122	1,266	1,176
Average realized silver price per ounce(2)	19.53	14.88	17.00	15.99
Average realized copper price per pound(2)	2.14	2.85	2.13	2.88

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Production, Financial and Operating Summary

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
	2016	2015	2016	2015
Total gold produced (ounces)	328,604	320,346	949,751	913,161
Gold produced (ounces)from continuing operations	305,581	300,191	879,477	849,430
Gold sold (ounces) from continuing operations	296,330	296,939	864,071	841,324
Total silver produced (millions of ounces)	1.69	2.12	5.41	7.05
Silver produced (millions of ounces) from continuing operations	1.59	2.11	5.08	6.77
Silver sold (millions of ounces) from continuing operations	1.54	2.16	4.99	6.73
Copper produced - Chapada (millions of pounds)	29.6	34.0	78.7	94.4
Copper sold - Chapada (millions of pounds)	22.1	29.1	70.7	87.4

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Gold	2016	2015	2016	2015
Cost of sales excluding DDA per ounce sold	$709	$626	$679	$676
DDA per ounce sold	$329	$360	$332	$364
Total cost of sales per ounce sold	$1,038	$986	$1,011	$1,040
Co-product cash costs per ounce produced(2)	$692	$643	$665	$670
All-in sustaining costs per ounce produced, co-product basis (2)	$965	$844	$905	$885
Silver	2016	2015	2016	2015
Cost of sales excluding DDA per ounce sold	$10.01	$8.82	$8.76	$8.63
DDA per ounce sold	$5.35	$5.35	$4.69	$5.65
Total cost of sales per ounce sold	$15.36	$14.17	$13.45	$14.28
Co-product cash costs per ounce produced(2)	$9.79	$8.77	$8.60	$8.59
All-in sustaining costs per ounce produced, co-product basis (2)	$13.79	$12.05	$12.06	$11.99
Copper	2016	2015	2016	2015
Cost of sales excluding DDA per pound sold - Chapada	$1.62	$1.47	$1.62	$1.55
DDA per pound sold - Chapada	$0.29	$0.19	$0.33	$0.26
Total cost of sales per pound of copper sold - Chapada	$1.91	$1.66	$1.95	$1.81
Co-product cash costs per pound of copper produced - Chapada(2)	$1.60	$1.43	$1.64	$1.53
All-in sustaining costs per pound of copper produced - Chapada(2)	$2.15	$1.79	$2.13	$1.85

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Production Breakdown
	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Gold Ounces	2016	2015	2016		2015
Chapada	28,605	32,029	66,944		84,561
El Peñón	53,875	51,983	164,445		167,914
Canadian Malartic (50%)	76,427	76,603	222,543		212,937
Gualcamayo	42,558	44,076	119,425		127,811
Minera Florida	28,714	28,989	78,637		83,400
Jacobina	29,326	28,080	88,298		67,988
Pilar	20,237	21,468	64,891		61,858
Fazenda Brasiliero	17,211	16,963	52,608		42,961
RDM	8,628	n/a	21,686	*	n/a
Continuing Operations	305,581	300,191	879,477		849,430
Mercedes	23,023	20,155	70,274		63,731
TOTAL	328,604	320,346	949,751		913,161

	Three Months Ending Sep 30th		Nine Months Ending Sep 30th
Silver Ounces	2016	2015	2016		2015
Chapada	69,266	69,067	181,424		203,987
El Peñón	1,435,986	1,914,356	4,566,466		6,108,532
Minera Florida	87,274	124,865	334,310		458,354
Continuing Operations	1,592,526	2,108,288	5,082,200		6,770,873
Mercedes	98,994	88,456	326,876		280,827
TOTAL	1,691,520	2,196,744	5,409,076		7,051,700
* For the period from acquisition on April 29, 2016 to September 30, 2016.

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OUTLOOK AND STRATEGY

Since its inception, the Company has taken a portfolio approach to managing its business in which every mine and asset in its portfolio is evaluated based on production, costs, potential and planned returns.  In general, the Company looks at a balance among variables including size and scale, cost, location and opportunity for development and improvement.  In addition, the Company evaluates the amount of management time required by a given asset compared to its inherent value, potential and opportunities associated with the asset.  In this context, the Company believes it is prudent to focus on those operations with larger production platforms and on those where there is an ability to increase the current production platform.

Over the past year, the Company has extensively considered strategic alternatives relating to surfacing value for its interest in Brio Gold ("Brio"), and more recently engaged in discussions with Canadian financial institutions to explore the possibility of a purchase rights offering for a portion of the Company's interest in Brio.  On October 17, 2016, Brio filed a preliminary prospectus with the securities regulatory authorities of Canada in connection with qualifying a secondary offering of Brio Gold common shares held by Yamana, entitling Yamana shareholders to receive those purchase rights, allowing them to exercise the rights and purchase shares of Brio Gold.

The completion of this transaction is expected to enable the Company to better focus on its portfolio of six, soon to be seven, producing mines in top mining jurisdictions and on its organic growth pipeline. In particular, Yamana will be better positioned to focus on recent exploration success, optimization initiatives, and on advancing Canadian exploration and near-term development opportunities, including Canadian Malartic developments such as Odyssey, the Monument Bay project and Kirkland Lake opportunities.

The Company remains committed to maintaining financial flexibility, strengthening the balance sheet and delivering further cost improvements.  As part of these efforts, the Company continues to progress towards the objective stated in early 2016 of decreasing net debt (a non-GAAP financial measure) by at least $300 million by the end of 2017.  The Company's debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $94.4 million scheduled debt payments by the end of 2017 and a cash balance of $244 million at the end of the third quarter. The Company continues to target a Net Debt/EBITDA ratio of 1.5 or better, which it believes to be prudent financial policy and planning.

Significant headway and progress achieved in the quarter and subsequent to quarter end include:

•	the filing of the preliminary prospectus related to the purchase rights offering for Brio Gold;

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•	the closing of the sale and consequent monetization of the Mercedes mine for a total of $122.5 million in cash and another $26 million in shares, warrants and net smelter return ("NSR");
•	further cash generative consideration from the Mercedes sale over the next twelve months including income tax and VAT recoveries in excess of $20 million;
•
the sale of its share-purchase warrants related to the Sandstorm metal sales agreement for net proceeds of $33.6 million in the third quarter and a cumulative gain of $18.2 million since obtaining the warrants in October of 2015; and

•
the next phase in ongoing efforts to reduce costs from procurement, supply chain, inventory and working capital management, and the integration of these activities, all of which have significant opportunities for optimization and cost savings.  These cost savings are expected to be realized through a combination of existing efforts and through more specific initiatives relating to the appointment of a Vice President, Procurement, reporting to the Chief Operating Officer of the Company.

The result of the various monetization initiatives and generation of strong cash flow is that the Company was able to decrease Net Debt (a non-GAAP financial measure) during the quarter and remains well positioned for the anticipated increase in expansionary capital as a result of the construction expenditures budgeted for Cerro Moro in 2017.  In 2018, the expected commissioning of Cerro Moro is expected to add to the operating and free cash flows of the Company.

The following table provides a summary of Net Free Cash Flow (a non-GAAP financial measure) during the period:

	Three Months Ending Sept. 30th		Nine Months Ending Sept. 30th
(In millions of United States Dollars)	2016	2015	2016	2015
Cash flows from operating activities of continuing operations	$178.6	$84.4	$488.5	$217.2
Less: Advance payments on metal purchase agreement	-	-	(64.0)	-
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(83.3)	(54.9)	(203.2)	(162.8)
Interest and finance expenses paid	(17.0)	(21.1)	(65.9)	(76.3)
Net free cash flow	$78.3	$8.4	$155.4	$(21.9)

Cash flows from operating activities from continuing operations for the three months ended September 30, 2016 were $178.6 million, a significant increase compared to the $84.4 million for the three months ended September 30, 2015.  Net Free Cash Flow (a non-GAAP financial measure) increased by more than ninefold from the same quarter of 2015 and by more than twofold from the second quarter of 2016.

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The Company continues to focus on operational execution, namely tracking or exceeding operational guidance, as it advances efforts to create further value within its portfolio including development of Cerro Moro towards production in early 2018 and Suruca in 2019.  The Company will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile.  Additionally, the Company will continue pursuing internal initiatives to surface value from dormant assets including Agua Rica, Jeronimo, La Pepa, Suyai and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.

On a consolidated basis, the Company continues to be well positioned to deliver on gold, silver and copper production, as well as total cost of sales per ounce or pound sold, co-product cash costs per ounce or pound produced (a non-GAAP financial measure) and co-product AISC per ounce or pound produced (a non-GAAP financial measure) guidance for the full year.  Guidance on total cost of sales per ounce or pound sold and previously guided co-product cash costs per ounce or pound produced and co-product AISC per ounce or pound produced is provided below.  There have been no changes to the previously guided co-product cash costs per ounce or pound produced, or co-product AISC per ounce or pound produced.  Expectations are based on current assumptions, as certain mines have exceeded and continue to exceed expectations.  Fourth quarter production for all metals, as customary, is expected to be higher than production of the other quarters of the year.

2016 Guidance	Gold (/oz.)	Silver (/oz.)	Copper (/lbs.)
Consolidated total cost of sales per unit sold	$980 - $1,020	$13.75 – $14.75	$1.80 - $2.00
Consolidated co-product cash costs per unit produced	$635 - $675	$8.50 - $9.00	$1.55 - $1.75
Consolidated co-product AISC per unit produced	$880 - $920	$12.00 - $12.50	$1.95 - $2.15
2015 Actuals
Consolidated total cost of sales per unit sold	$1,020	$14.00	$1.69
Consolidated co-product cash costs per unit produced	$662	$8.28	$1.46
Consolidated co-product AISC per unit produced	$868	$11.35	$1.77

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Total cost of sales and co-product cash costs (a non-GAAP financial measure) were impacted mainly by the strengthening of foreign exchange rates.  Given the strengthening of local currencies, primarily the Brazilian Real, Canadian Dollar and Chilean Peso, as compared to the Company's budgeted assumptions in early 2016, total cost of sales, co-product cash costs (a non-GAAP financial measure) and co-product AISC (a non-GAAP financial measure) have increased in the third quarter compared to the previous two quarters.  The impact from Reais denominated expenditures is partially mitigated as a hedge against the variability of the United States Dollar was executed during the first quarter.  During the first quarter of 2016, the Company entered into zero-cost collar contracts totalling 510.0 million Reais with average call and put strike prices of 3.40 and 4.13 respectively over the period to April 2017.  The nominal amount of the collar contracts remained outstanding at September 30, 2016 was 297.5 million Reais.  To further mitigate the risk of the volatility in the Brazilian Real, subsequent to quarter end, the Company entered into additional zero-cost collar contracts totalling 400.0 million Reais with average call and put strike prices of 3.25 and 3.8 respectively for the period May 2017 to December 2017.  These hedges will reduce risk in respect to the Company's Brazilian cost structure through 2017.

THIRD QUARTER FINANCIAL AND OPERATIONAL RESULTS

The Company has included certain non-GAAP financial measures, which the Company believes that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  The non-GAAP financial measures included in this management discussion and analysis include co-product cash costs per ounce of gold produced, co-product cash costs per ounce of silver produced, co-product cash costs per pound of copper produced,  all-in sustaining co-product costs per ounce of gold produced,  all-in sustaining co-product costs per ounce of silver produced, all-in sustaining co-product costs per pound of copper produced, adjusted earnings or loss, adjusted earnings or loss per share, adjusted operating cash flows; net debt; net free cash flow, average realized price per ounce of gold sold, average realized price per ounce of silver sold, and average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics, and cautionary notes regarding forward looking statements, can be found in Section 13 of the Company’s third quarter MD&A filed on SEDAR simultaneously with this press release.

Financial results for the three months ended September 30, 2016
Net loss from continuing operations attributable to Yamana equityholders for the three months ended September 30, 2016 were $2.1 million or $0.00 per share basic and diluted, compared to net loss of $107.0 million or $0.11 per share basic and diluted for the three months ended September 30, 2015. Loss for the period was lower due to higher gold and silver prices, offset by lower sales of silver and copper, significantly lower realized metal prices for copper.  Net loss also reflects the impact of lower depletion, depreciation and amortization ("DDA") resulting from the impairment related to producing properties taken in the fourth quarter of 2015.  The Company was able to generate $33.6 million in cash from the disposal of Sandstorm warrants, and realize a cumulative gain of $18.2 million since obtaining the warrants in October of 2015.

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Adjusted earnings (a non-GAAP financial measure) from continuing operations were $17 million or $0.02 per share for the three months ended September 30, 2016, compared to adjusted loss of $16.5 million or $0.02 per share for the same period of 2015.  Mine operating earnings for the three months ended September 30, 2016 were $91 million, compared to $52.1 million for the same period in 2015.

Revenue for the three months ended September 30, 2016 was $464.3 million, compared to $424.4 million in the same period of 2015 resulting from higher average realized price for gold and silver, offset by lower silver and copper sales and a significantly lower price for copper. Revenue for the third quarter was generated from the sale of 296,330 ounces of gold, 1.5 million ounces of silver and 22.1 million pounds of copper.  This compares to sales of 296,939 ounces of gold, 2.2 million ounces of silver and 29.1 million pounds of copper for the three months ended September 30, 2015.

Revenue per ounce of gold was $1,327, per ounce of silver $19.47 and per pound of copper $1.86 for the third quarter of 2016, compared to revenue per ounce of gold was $1,100, per ounce of silver $14.85 and per pound of copper $2.27 for the same quarter in 2015.  The average realized price was $1,337 per ounce of gold, $19.53 per ounce of silver and $2.14 per pound of copper for the three months ended September 30, 2016, compared to $1,122 per ounce of gold, $14.88 per ounce of silver and $2.85 per pound of copper for the third quarter in 2015.

Cost of sales excluding DDA for the three months ended September 30, 2016 was $261.2 million, compared to $248.0 million for the same period in 2015.  Cost of sales excluding DDA for the third quarter was higher than that of the same period in 2015 reflecting increased cash costs and foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso, partly offset by lower silver and copper sales volume.

Gross margin excluding depletion, depreciation and amortization for the third quarter of 2016 was $203.1 million, compared to $176.4 million in the same period of 2015, which resulted from a revenue increase of $39.9 million, partially offset by an increase in cost of sales excluding DDA of $13.2 million.

DDA expense for the three months ended September 30, 2016 was $112.1 million, compared to $124.3 million for the same period of 2015.  DDA expense was lower than the comparative period due to lower silver and copper sales volume and reflecting lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties.  This was partly offset by the addition of DDA expense associated with the RDM mine acquired in April 2016.

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Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $82.1 million for the three months ended September 30, 2016, compared to $41.4 million for the same period in 2015:

•	General and administrative expenses were $24.8 million, 6% lower compared to $26.4 million for the same period in 2015. Results reflect the cost containment initiatives undertaken by the Company.
•
Exploration and evaluation expenses were $3.8 million, compared to $4.8 million for the same period in 2015.  Lower exploration and evaluation expenses, relative to 2015, are the result of lower district exploration.

•
Other expenses were $13.8 million, compared to $13.3 million for the same period of 2015. Other expenses in the current period reflect a $6.1 million mark-to-market loss on available-for-sale securities, and write-off of certain assets and tax credits.  Additionally, other expenses in 2015 include an equity loss from associate of $6.3 million with no current period comparative balance.

•
Net finance expense was $39.7 million, compared to net finance income of $3.1 million for the same period in 2015.  Higher net finance expense is mainly due to a predominately non-cash unrealized foreign exchange loss of $5.4 million, compared to a gain of $39.9 million for the comparative period in 2015, partly offset by lower interest expense on long-term debt in the third quarter of 2016 compared to the same period of 2015.

Income tax expense for the three months ended September 30, 2016 was $11.0 million, compared to an income tax expense of $117.7 million for the same period in 2015. Income tax expense for the period includes a $2.0 million unrealized foreign exchange loss in tax, compared to a $130.1 million unrealized foreign exchange loss in tax for the same period in 2015.

Operating Results for the three months ended September 30, 2016

Gold production for the third quarter of 2016 was higher than the comparative period in 2015 and generally in line with expectations at all mines except at El Peñón where the new veins discovered are narrower than expected.  Total third quarter gold production also represents consecutive quarterly increases since the first quarter of 2016.

Gold

Third quarter production was 328,604 ounces of gold, higher by 3%, compared to 320,346 ounces of gold produced in the third quarter of 2015.  Production of gold from continuing operations was 305,581 ounces (excluding Mercedes), compared to 300,191 ounces, representing an increase of 2%.  Individual mine quarterly results represent increases over the third quarter of 2015 including an increase of 4% at Jacobina, 4% at El Peñón and 1% at Fazenda Brasileiro, in addition to the 8,628 ounces from the recently acquired RDM.  These increases were partly offset by decreases at Chapada of 11%, Pilar of 6%, Gualcamayo of 3% and Minera Florida of 1%.

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Notable increases in production in the third quarter, compared to the second quarter in 2016, include increases of 65% at Chapada, 19% at Minera Florida, 6% at Gualcamayo, 5% at Canadian Malartic.
Total cost of sales for gold in the third quarter of 2016 was $1,038 per ounce sold, compared to $986 per ounce sold in the same period of 2015.  Total cost of sales was higher due to increased costs resulting from the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso.

Co-product cash costs from continuing operations (a non-GAAP financial measure) for the third quarter were $692 per ounce of gold produced, compared to $643 per ounce of gold produced for the third quarter of 2015, representing an 8% increase due to the appreciation of the Brazilian Real and Chilean Peso.

On a co-product basis, AISC from continuing operations (a non-GAAP financial measure) were $965 per ounce of gold produced for the third quarter, compared to $844 per ounce of gold produced for the third quarter of 2015, representing a 14% increase.  Co-product AISC increased, in part due to higher sustaining capital expenditures and mine development, in line with plans, and the appreciation of certain currencies in the jurisdictions in which the Company operates.

Silver

Third quarter silver production from continuing operations was 1.6 million ounces, compared to the 2.1 million ounces in the same quarter of 2015.  Mine sequencing at certain locations continues to extract from areas with lower silver grades.  Production was in line with expectations for silver.

Total cost of sales for silver in the third quarter of 2016 was $15.36 per ounce sold, compared to $14.17 per ounce sold in the same period of 2015. Co-product cash costs (a non-GAAP financial measure) for the third quarter were $9.79 per ounce of silver produced, compared to $8.77 per ounce of silver produced in the third quarter of 2015.  The increases are predominantly due to the appreciation of the Brazilian Real and Chilean Peso.

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Copper

Total copper production for the third quarter of 2016 was 29.6 million pounds, compared to 34.0 million pounds for the same period of 2015 impacted by lower feed grade and lower recovery rate at Chapada, as well as the down-time of the in-pit gyratory crusher, which was under repair in July.

Total cost of sales for copper in the third quarter of 2016 was $1.91 per pound sold, compared to $1.66 per pound sold in the same period of 2015. Co-product cash costs per pound of copper (a non-GAAP financial measure) were $1.60 per pound produced from the Chapada mine, compared to $1.43 per pound of copper produced in the third quarter of 2015, representing a 12% increase.  The increases are predominantly due to the appreciation of the Brazilian Real.

Chapada, Brazil

At Chapada, operations resumed at regular throughput levels for August and September following the challenges related to the mechanical failure of the in-pit crusher encountered in the second quarter, which were resolved in August.  The Company revised and implemented improved operational procedures, and preventive maintenance planning to avoid a similar scenario in the future and to optimize reliability.  Replacement of the mantle and concave planned for the fourth quarter was brought forward to mid-August and is also complete.  Operational improvements, combined with the new mantle and concave, are now showing optimal crusher performance within the mechanical specifications. In addition to the in-pit crusher improvements, the mining operation has recovered from the adverse weather conditions encountered during the second quarter.  Mine operations are now fully aligned with a revised mine plan and well positioned to deliver on expectations, and regain some of the production lost during the previous quarters.

The flotation circuit retrofit is performing as expected.  Metallurgists at Chapada are continuing to optimize gold and silver recoveries.  In addition, the Company invested in the installation of additional control points, optimization of the logic system, and revision of the operating procedures.  These initiatives are expected to further improve metallurgical recovery.  Additional processing improvements have been identified and will be evaluated during the fourth quarter.

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The modifications and improvements performed have resulted in improved gold feed grade and recoveries.  Production expectations were surpassed in September.  During the month, Chapada observed the highest gold and copper grades and recovery for the year, at 0.4 g/t and 64%, and 0.36% and 80%, respectively.  Consequently, gold and copper production for September reached 14,365 ounces of gold and 11 million pounds of copper.  Improvement of recovery rate of gold is expected to add to the momentum of a favourable impact on production month-over-month.

Chapada is on target to recover some of the lost production from earlier in the year, and the Company remains confident in producing 106,000 ounces of gold and 110 million pounds of copper in 2016, with upside potential.  Production expectations and guidance for 2017 and 2018 remain unchanged.

Unlike other mines, the specifics of copper concentrate and the logistics of its transportation can generate more significant movements and differences between what is produced and sold.  Furthermore, the Company is subject to payable metal provisions, in line with industry standard, whereas 96% of its production of Gold and Copper is sold.  For the current quarter, and on a year-to-date basis, sales were significantly below production.  This was attributable to the anomalous second quarter production that was below plan, and necessitated a draw-down of concentrate inventory to meet logistics scheduling for concentrate sales.  During the third quarter, inventory levels were normalized, aided by the better than anticipated performance in September with increased production, grade and recovery.  The Company expects year-to-date production and sales to be more closely aligned in the fourth quarter.

Chapada sold 19,772 ounces of gold and 26,074 ounces of silver for the third quarter of 2016, compared to 31,138 ounces of gold and 54,072 ounces of silver in the third quarter of 2015.  Total cost of sales was $538 per ounce of gold sold and $8.55 per ounce of silver sold in the third quarter of 2016, compared to $212 per ounce of gold sold and $4.56 per ounce of silver sold in the third quarter of 2015.

Chapada produced 28,605 ounces of gold and 69,266 ounces of silver for the third quarter of 2016, compared to 32,029 ounces of gold and 69,067 ounces of silver in the third quarter of 2015.  Co-product cash costs were $353 per ounce of gold produced and $3.09 per ounce of silver produced in the third quarter of 2016, compared to $311 per ounce of gold produced and $3.23 per ounce of silver produced in the third quarter of 2015.

Total cost of sales, co-product cash costs and co-product all-in sustaining cash costs for the third quarter, compared to the same quarter of 2015 were impacted by the lower production and higher waste movement costs as well as the appreciation of the Brazilian Real.

Chapada sold 51,759 ounces of gold and 72,650 ounces of silver in the first nine months of 2016, compared to 80,323 ounces of gold and 144,219 ounces of silver in the same period of 2015.  Total cost of sales was $661 per ounce of gold sold and $8.82 per ounce of silver sold in the first nine months of 2016, compared to $419 per ounce of gold sold and $4.22 per ounce of silver sold in the same period of 2015.

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Chapada produced 66,944 ounces of gold and 181,424 ounces of silver in the first nine months of 2016, compared to 84,561 ounces of gold and 203,987 ounces of silver in the same period of 2015.  Co-product cash costs were $410 per ounce of gold produced and $3.21 per ounce of silver produced in the first nine months of 2016, compared to $355 per ounce of gold produced and $3.25 per ounce of silver produced in the same period of 2015.

Chapada sold 22.1 million pounds of copper in the third quarter of 2016, compared to 29.1 million pounds of copper sold in the same quarter of 2015.  Total cost of sales was $1.91 per pound of copper sold in the third quarter of 2016, compared to $1.66 per pound of copper sold in the same quarter in 2015.

Copper production was 29.6 million pounds in the third quarter of 2016, compared to production of 34.0 million pounds of copper in the same quarter of 2015.  Co-product cash costs for copper were $1.60 per pound produced in the third quarter of 2016, compared to $1.43 per pound produced in the same quarter in 2015.  Total cost of sales per pound sold and co-product cash costs per pound produced were higher mainly due to lower production and the appreciation of the Brazilian Real.

For the first nine months of the year, 70.7 million pounds of copper were sold, compared to 87.4 million pounds of copper sold in the same period of 2015.  Total cost of sales for copper sold was $1.95 per pound sold in the first nine months of 2016, compared to $1.81 per pound sold in the same period in 2015.

For the first nine months of the year, copper production was 78.7 million pounds, compared to production of 94.4 million pounds of copper in the same period of 2015.  Co-product cash costs for copper were $1.64 per pound produced in the first nine months of 2016, compared to $1.53 per pound produced in the same period in 2015.

Higher total cost of sales per ounce sold and co-product cash costs per pound produced for the nine months was due to lower production, partly offset by the devaluation of the Brazilian Real, period over period.

Based on preliminary results, the Company is updating a prior Feasibility Study performed on Suruca with a view of commencing production in 2019.  Commencement of production is expected to add between 45,000 to 60,000 ounces of gold production per year at Chapada for an expected initial mine life of between four to five years.

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The expansion of the Chapada mine is also under study to ascertain the viability of a staged capacity expansion beyond the currently proposed de-bottlenecking exercise.  Work is complete on the identification and documentation of other potential non-processing considerations (e.g. permitting, power supply, water supply, tailings disposal) that may affect the project.  Engineering development and capital cost estimation for the process plant expansion cases were completed during September.  Financial modeling has been completed and it is to be followed by compilation of the consolidated pre-conceptual study report by the end of October 2016.

El Peñón, Chile

At El Peñón, the Company focused on continuous improvement initiatives.  Mine development increased further from the levels observed in the second quarter, and will support increased production from narrow vein areas.  Mine development productivity continued to improve reaching over 20% compared to the base line at the beginning of the year.  Other improvement initiatives in the mine continue to advance, including the optimization of the minimum mining width for narrower veins in the North Block, an ongoing review of the mining method and mineral reserves with the objective of improving ore recovery and dilution in the narrow veins areas.

The Company has undertaken a series of studies to determine a sustainable, longer term optimal production level at the mine.  These studies take into account existing reserves, conversion of resources, recent production levels and the more recent narrow vein discoveries.  Considerable amounts are spent on exploration and development at the mine and near mine and, among the objectives of these studies, the Company is seeking to determine how to reduce spend on exploration and development per year, allowing maximization of cash flow.  While it is expected that this may impact near term and/or sustainable annual production levels, an evaluation of that impact is not yet complete. The Company believes this approach is conducive to production being sustainable over a longer period.

While more recently discovered veins are narrow, the Company has begun to test for extensions of major vein structures including at Quebrada Colorada, Quebrada Orito and Providencia.  This program has been successful locating extensions both above and beneath these previously mined structures at widths that are consistent with historically wider veins in those structures.  This program has began only recently and insufficient information is available to determine how much this will or may positively impact annual production.  Construction of a two kilometre tunnel extension to gain better access for drilling to targets and mineralization beneath Quebrada Colorada was approved in the fourth quarter and is now underway.

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While there continues to be considerable geological potential at the mine and near mine, the mine began production in 1999 and since that time produced an approximate 4.7 million ounces of gold and 116 million ounces of silver.  Further, the mine has been owned and operated by the Company since late 2007 and the mine has produced over 2.6 million gold ounces and 81 million silver ounces since that time.

El Peñón sold 54,058 ounces of gold and 1.4 million ounces of silver in the third quarter of 2016, compared to 52,633 ounces of gold and 2.0 million ounces of silver in the same period of 2015.  Total cost of sales was $1,071 per ounce of gold sold and $15.51 per ounce of silver sold in the third quarter of 2016, compared to $1,085 per ounce of gold sold and $14.17 per ounce of silver sold in third quarter of 2015.

El Peñón produced 53,875 ounces of gold and 1.4 million ounces of silver in the third quarter of 2016, compared to 51,983 ounces of gold and 1.9 million ounces of silver in the same period of 2015.  Higher gold production was due to higher throughput partly offset by lower feed grades.  Lower silver production, compared to the third quarter of 2015, was anticipated due to lower planned feed grade despite the higher throughput.  Feed grade in September was 4.46 g/t.  Grades in the fourth quarter are expected to continue at levels comparable to September.  Co-product cash costs were $727 per ounce of gold produced and $10.11 per ounce of silver produced in the third quarter of 2016, compared to $664 per ounce of gold produced and $8.91 per ounce of silver produced in third quarter of 2015.

Total cost of sales per ounce sold and co-product cash costs per ounce produced for both gold and silver were mainly impacted by lower feed grade and higher mine development offset by higher gold production and cost containment initiatives.  The increase in total cost of sales per ounce sold resulting from the aforementioned was offset by lower DDA resulting from the impairment taken in the fourth quarter of 2015.

El Peñón sold 164,764 ounces of gold and 4.6 million ounces of silver in the first nine months of 2016, compared to 168,045 ounces of gold and 6.1 million ounces of silver in the same period of 2015.  Total cost of sales was $993 per ounce of gold sold and $13.36 per ounce of silver sold in the first nine months of 2016, compared to $1,047 per ounce of gold sold and $14.18 per ounce of silver sold in same period of 2015.

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El Peñón produced 164,445 ounces of gold and 4.6 million ounces of silver in the first nine months of 2016, compared to 167,914 ounces of gold and 6.1 million ounces of silver in the same period of 2015.  Co-product cash costs were $665 per ounce of gold produced and $8.74 per ounce of silver produced in the first nine months of 2016, compared to $637 per ounce of gold produced and $8.67 per ounce of silver produced in same period of 2015.

Canadian Malartic (50% interest), Canada

At Canadian Malartic, third quarter production results met expectations, well positioning the mine to deliver on full year guidance.  Third quarter production and feed grade were in line with the third quarter of 2015.

Canadian Malartic sold 75,573 ounces of gold on a 50%-basis in the third quarter, compared to 76,620 ounces of gold in the period of 2015.  Total cost of sales was $1,040 per ounce of gold sold in the third quarter, compared to $904 per ounce sold in the third quarter of 2015.

In the third quarter of 2016, Canadian Malartic produced 76,427 ounces of gold on a 50%-basis, compared to 76,603 ounces of gold in the third quarter of 2015.  Co-product cash costs were $613 per ounce of gold in the third quarter, compared to $544 per ounce in the third quarter of 2015.  Total cost of sales per ounce sold and co-product cash costs per ounce produced were higher in the quarter primarily due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant and additional stripping costs.  In addition, extra contractors were employed to maximize stripping activities in the north part of the pit to access higher grades.

In the first nine months of 2016, Canadian Malartic sold 219,965 ounces of gold on a 50%-basis compared to 211,687 ounces of gold in the same period of 2015.  Total cost of sales was $1,015 per ounce of gold sold for the first nine months of 2016, compared to $970 per ounce sold for the same period of 2015.

Canadian Malartic produced 222,543 ounces of gold on a 50%-basis in the first nine months of 2016 compared to 212,937 ounces of gold in the same period of 2015.  Co-product cash costs of $597 per ounce produced in the first nine months of 2016, compared to $593 per ounce produced for the same period of 2015.  Production was higher due to increased throughput levels and slightly higher gold grades; costs were similar to prior-year period.

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Canadian Malartic is continuing to evaluate opportunities with a focus on cost reduction and increased production within both the mine and processing plant.  The new remote shovel is improving productivity, as expected, which increases mining flexibility in the higher grade northern area of the pit.  In recent years, the mine has focused on reducing the number of active mining benches to increase productivity and simplify the mining sequence and significant progress has been made in this regard.  At the processing plant, operations is continuously seeking opportunities to increase the productivity of the SAG and crushing circuit.  Canadian Malartic is also continuing to evaluate opportunities to optimize the returns from this cornerstone asset, including opportunities to include a production contribution from the Odyssey project.

On August 2, 2016, Canadian Malartic General Partnership (“CMGP”), the operator of the Canadian Malartic mine, was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine.  Beginning in the spring of 2015, Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the lawsuit and is disappointed by this development.  Yamana and Canadian Malartic GP will take all reasonable steps necessary to defend themselves from this lawsuit.  At the current time, the Company does not believe it is probable that any amounts will be paid with respect to these lawsuits and the amount and timing cannot be reasonably estimated.

In addition, on August 15, 2016, CMGP received notice of an application for injunction relating to the Canadian Malartic mine, which has been filed under the Environment Quality Act (Quebec).  The next hearing related to the injunction is expected to be heard in March 2017.  The request for injunction aims to restrict the Canadian Malartic mine's mining operations to sound levels and mining volumes below the limits to which it is subject.  Yamana and CMGP have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction.

CMGP is currently analyzing the potential impacts of the injunction in the event that it is granted.  While at this time the potential impacts cannot be definitively determined, the Company expects that if the injunction were to be granted there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production and shift reductions resulting in the loss of jobs.

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Following the Quebec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic Extension and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016.  The report concluded that the project is acceptable and gives some recommendations to enhance social acceptability.  The next step is for the Ministre du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques (“MDDLECC”) to review the report and submit his decision for approval by Cabinet.  No firm date for the approval has been set but the Partnership anticipates that this may occur in the first half of 2017.

Gualcamayo, Argentina

Gualcamayo continued its strong performance, well positioning it to meet both annual production expectations and costs targets.  Increased production quarter-over-quarter is expected to continue in the fourth quarter, according to plan.  This is the result of expected higher grades supported by higher throughput from the build-up of ore inventory placed on the leach pad, and the ramp-up of the sub-level caving in the underground mine, which is progressing into higher grade areas.  The higher production tonnage and better feed grade mitigated the impact of the lower recovery rate.

Gualcamayo sold 42,658 ounces of gold in the third quarter of 2016, compared to 41,902 ounces of gold in the same quarter of 2015.  Total cost of sales was $1,021 per ounce of gold sold in the third quarter of 2016, compared to $1,334 per ounce of gold sold in the third quarter of 2015.

In the third quarter of 2016, Gualcamayo produced 42,558 ounces of gold, compared to 44,076 ounces of gold in the same quarter of 2015.  Lower production in the third quarter was mainly due to lower recovery rate, partly offset by higher throughput in line with mine sequencing. Co-product cash costs were $828 per ounce of gold produced in the third quarter of 2016, lower by 9%, compared to $909 per ounce of gold produced in the third quarter of 2015.

Lower total cost of sales per ounce sold and co-product cash costs per ounce produced were mainly attributable to the reductions in external mine contractors and positive impact of decreased fuel costs despite local inflationary pressures on manpower related costs and camp services.  In addition, total cost of sales were lower due to lower DDA resulting from the impairment taken in the fourth quarter of 2015.

In the first nine months of 2016, Gualcamayo sold 121,732 ounces of gold, compared to 124,839 ounces of gold in the same period of 2015.  Total cost of sales was $1,071 per ounce of gold sold in the first nine months of 2016, compared to $1,190 per ounce of gold sold in the same period of 2015.

Gualcamayo produced 119,425 ounces of gold in the first nine months of 2016, compared to 127,811 ounces of gold in the same period of 2015, in line with mine plan.  Co-product cash costs were $819 per ounce of gold produced in the first nine months of 2016, compared to $826 per ounce of gold produced in the same period of 2015.

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Exploration drill testing of the Cerro Condor and Potenciales near mine targets which was defined by surface sampling in and around the QDD Main Pit in the first quarter of 2016, has returned positive results, including a 104-metre intercept at 1.41 g/t gold.  Further drilling and technical work was completed during the third quarter providing results towards supporting the goal of extending the mine life of the open pit.  Assessment and engineering related to these new targets will continue in the fourth quarter, with additional investment approved to continue the program.

The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces.  The project has advanced with the detailed review of a number of mining method alternatives to improve the capital expenditures profile as well as seeking to identify an economically viable arsenic abatement process.  The mining consultants have completed their optimization work on three throughput scenarios, and the work of the arsenic specialist has also been completed.  The results of the aforementioned work have shown that a technically and economically viable project exists at a conceptual study level of definition.  This has justified the initiation of an extensive drilling campaign to expand the resource base and thereby enhance the project economics.  The drilling campaign will be designed in the fourth quarter of 2016 and will be executed during 2017 and 2018.  The mineralization is open in almost every direction and continued exploration is expected to improve the project economics.

Minera Florida, Chile

At Minera Florida, gold and silver production were in line with plan and production is expected to continue to increase over the remainder of 2016.  Higher production is expected in the last quarter of the year from higher throughput at both plants, reducing overall costs.

Gold production was in line compared to the third quarter of 2015, despite lower feed grades and slightly lower throughput, partly offset by higher gold recoveries.  Silver production was lower due to lower feed grades as per plan and lower silver recoveries.
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In the third quarter of 2016, Minera Florida sold 28,220 ounces of gold and 109,504 ounces of silver, compared to 28,659 ounces of gold and 133,850 ounces of silver in the same quarter of 2015.  Total cost of sales was $1,032 per ounce of gold sold and $13.96 per ounce of silver sold in the third quarter of 2016, compared to $1,254 per ounce of gold sold and $16.36 per ounce of silver sold in the same quarter of 2015.

In the third quarter of 2016, Minera Florida produced 28,714 ounces of gold and 87,274 ounces of silver, compared to 28,989 ounces of gold and 124,865 ounces of silver in the same quarter of 2015.  Co-product cash costs were $699 per ounce of gold produced and $9.73 per ounce of silver produced in the third quarter of 2016, compared to $728 per ounce of gold produced and $9.64 per ounce of silver produced in the same quarter of 2015.

Lower total costs of sales per ounce sold for gold and silver and co-product cash costs per ounce produced for gold compared to the third quarter of 2015 were due to cost improvement initiatives, despite lower feed grades.  Co-product cash costs per ounce of silver produced were slightly higher due to the lower feed grade and recovery.  Additionally, total cost of sales benefited from lower DDA resulting from the impairment taken in the fourth quarter of 2015.

During the first nine months of 2016, Minera Florida sold 76,879 ounces of gold and 335,624 ounces of silver, compared to 83,015 ounces of gold and 457,309 ounces of silver in the same period of 2015.  Total cost of sales was $1,085 per ounce of gold sold and $14.24 per ounce of silver sold in the first nine months of 2016, compared to $1,272 per ounce of gold sold and $17.13 per ounce sold of silver in the same period of 2015.

Minera Florida produced 78,637 ounces of gold and 334,310 ounces of silver in the first nine months of 2016, compared to 83,400 ounces of gold and 458,354 ounces of silver in the same period of 2015.  Co-product cash costs were $736 per ounce of gold produced and $9.69 per ounce of silver produced in the first nine months of 2016, compared to $735 per ounce of gold produced and $9.98 per ounce of silver produced in the same period of 2015.

Progress on reducing down time in the underground mine, in addition to the initiatives relating to the processing plant to improve metal recoveries continued during the third quarter; these efforts have impacted positively in gold recovery and improving the zinc concentrate grade while reducing its contents of deleterious metals.  Further work continues in order to optimize the zinc flotation and define a patch to produce lead concentrate which could potentially also be applied as a credit to the cost structure.

In September, Minera Florida completed the consolidation of the core Florida Mine concessions and outright purchase of concessions surrounding the mine area that total more than 3,100 hectares.  The deal structure includes payments being performed in three installments, a 0.8% NSR on the Agua Fria core mine area and a 1.5% NSR on the outlying concession areas.  These NSRs are lower than in the previous rental agreement at the core mine, therefore, operating costs are expected to be lower under this new agreement.

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The consolidation of the district will allow the Company's geologists to apply their knowledge of the core mine mineral system to these adjacent concessions to further develop both new and existing targets which would immediately contribute to the mineral resources of the district.  The exploration program will drill test the Las Pataguas target during the fourth quarter and begin to extend the Hornitos tunnel in the first quarter of 2017 to reach additional structural and geophysical targets in 2017 and 2018.  Surface review of the newly acquired ground will begin immediately with a mapping and geochemical sampling program.  Targets developed through these evaluations will be prioritized for drill testing in 2017 and beyond.

It is estimated that the core mine area has produced in excess of 1 million gold ounces (based on early production records) over a 30 year mine life.  The mine and district geologists believe that the newly acquired ground has the potential to continue and significantly grow this production profile well into the future.

Jacobina, Brazil

Jacobina continues to exceed production guidance quarter-over-quarter.  Gold production for the first nine months of 2016 is 30% higher than the equivalent period in 2015.  The sustaining capital investment during the quarter and year-to-date, especially in underground development, provides the opportunity to sustain higher production rates at a lower cost.  However, the increased development activity and spend during quarter the negatively impacted AISC, but has the anticipated impact of reducing future costs more in line with year-to-date results.

Lower gold grade during the third quarter of 2016, compared with the third quarter of 2015, is mainly attributable to the planned mining sequence which mined certain ore outside of the Mineral Reserve, which is lower grade.  During the fourth quarter, the Company will evaluate changes to the current mining method that has potential to increase mining productivity.  An increase in mining productivity is expected to improve the overall performance of the operation and ensure that the production for the year is at or above guidance.  Mine management is currently in the process of deploying additional cost reduction initiatives.

Jacobina sold 28,492 ounces of gold in the third quarter, compared to 27,287 ounces of gold in the same quarter of 2015.  Total cost of sales was $1,167 per ounce of gold sold in the third quarter of 2016, compared to $816 per ounce of gold sold in the third quarter of 2015.

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In the third quarter of 2016, Jacobina produced 29,326 ounces of gold, compared to 28,080 ounces of gold in the same quarter of 2015.  Co-product cash costs were $771 per ounce of gold produced in the third quarter of 2016, compared to $718 per ounce of gold produced in the third quarter of 2015.  Higher total cost of sales per gold ounce sold and co-product cash costs per gold ounce produced was mainly due to the appreciation of the Brazilian Real.  Production in the third quarter of 2016 exceeded the third quarter of 2015 by 4% as the mine benefited from higher throughout and higher recovery rate, partly offset by lower feed grade.

During the first nine months, Jacobina sold 88,084 ounces of gold, compared to 68,576 ounces of gold in the same period of 2015.  Total cost of sales was $1,055 per ounce of gold sold in the first nine months of 2016, compared to $1,147 per ounce of gold sold in the same period of 2015.

Jacobina produced 88,298 ounces of gold in the first nine months of 2016, compared to 67,988 ounces of gold in the same period of 2015. Co-product cash costs were $674 per ounce of gold produced in the first nine months of 2016, compared to $872 per ounce of gold produced in the same period of 2015.  Lower co-product cash costs per gold ounce for the nine months was due to higher production and the devaluation of the Brazilian Real, period over period.

Pilar, Brazil

At Pilar, production in the third quarter of 2016 was 20,237 ounces of gold, compared to 21,468 ounces in the same period of 2015, and is on track to meet production guidance of 85,000 to 90,000 ounces in 2016.

At Pilar, 20,362 ounces of gold were sold at total cost of sales $1,167 per ounce of gold sold in the third quarter of 2016, compared to 21,588 ounces of gold sold at total cost of sales of $1,056 per ounce of gold sold in the third quarter of 2015.

Co-product cash costs were $791 per ounce of gold produced in the third quarter of 2016, compared to $652 per ounce of gold produced in the third quarter of 2015.  Cash costs were impacted by a strengthening Brazilian Real and lower feed grade resulting in lower production.

Total cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced, were primarily impacted by the strengthening of the Brazilian real which increased input costs at the mine, and lower production and sales ounces when compared to the comparative period.  Sustaining capital expenditures for the third quarter of 2016 were higher, compared to the third quarter of 2015.  The increase in the third quarter of 2016 is due to timing differences for both mine development activities and the delivery of new mine equipment.   Absent these timing differences, the sustaining capital expenditure is expected to normalize.

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In the first nine months of 2016, Pilar sold 63,895 ounces of gold at total cost of sales of $1,034 per ounce of gold sold, compared to 60,507 ounces of gold sold at total cost of sales of $1,036 per ounce of gold sold in the same period of 2015.

Pilar produced 64,891 ounces of gold in the first nine months of 2016, compared to 61,858 ounces of gold in the same period of 2015. Co-product cash costs were $698 per ounce of gold produced in the first nine months of 2016, compared to $751 per ounce of gold produced in the same period of 2015.

Fazenda Brasileiro, Brazil

Fazenda Brasileiro sold 16,840 ounces of gold at total cost of sales of $1,023 per ounce of gold sold in the third quarter of 2016, compared to 17,111 ounces of gold sold at total cost of sales of $1,200 per ounce of gold sold in the third quarter of 2015.

At Fazenda Brasileiro, production was 17,211 ounces of gold, 1% higher when compared to the 16,963 ounces of gold produced in the same quarter of 2015.  Co-product cash costs were $751 per ounce of gold produced in the third quarter, compared to $686 per ounce of gold produced in the third quarter of 2015.  Production was relatively flat with higher throughput and higher recoveries offset by lower feed grade.  Fazenda Brasileiro is on track to meet production guidance of 63,000 to 68,000 ounces in 2016.

Total cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced were primarily impacted by the strengthening of the Brazilian real which increased input costs at the mine.  The increase to total cost of sales from the aforementioned reason was offset by the decrease in DDA resulting from the impairment taken on December 31, 2015.  Furthermore, sustaining capital expenditures in the third quarter of 2016 were higher compared to the third quarter of 2015.  The increase is a result of timing differences of both mine development activities and the delivery of new mine equipment, as well as a $0.9 million expenditure for commencement of a tailings dam raise in third quarter of 2016 which is expected to be completed in December 2016.  The higher level of sustaining capital expenditure in the third quarter of 2016 was due to these timing differences.

During the first nine months of 2016, Fazenda Brasileiro sold 54,007 ounces of gold at total cost of sales of $911 per ounce of gold sold, compared to 44,331 ounces of gold at total cost of sales of $1,289 per ounce of gold sold in the same period of 2015.

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Fazenda Brasileiro produced 52,608 ounces of gold in the first nine months of 2016, compared to 42,961 ounces of gold produced in the same period of 2015. Co-product cash costs were $667 per ounce of gold produced in the first nine months of 2016, compared to $770 per ounce of gold produced in the same period of 2015.

Riacho dos Machados (“RDM”), Brazil

RDM is an open-pit gold mine with a CIL processing plant located in Minas Gerais State, Brazil.  The operation was acquired by the Company through the acquisition of MRDM on April 29, 2016.  RDM sold 10,355 ounces of gold in the third quarter at total cost of sales of $1,149 per ounce of gold sold.  Production in the third quarter was 8,628 ounces of gold and co-product cash costs were $986 per ounce produced.

RDM sold 22,985 ounces of gold since the date of acquisition at total cost of sales of $1,092 per ounce of gold sold.

Production from the closing date of the acquisition of April 29, 2016 to September 30, 2016 was 21,686 ounces of gold and co-product cash costs were $878 per ounce produced.

During the third quarter, despite downtime at the plant due to the low availability of water, RDM progressed well.  During this period of low production, RDM took the opportunity to advance its mine stripping, place additional ore on the pads, begin the construction of the water storage facility for which the permit was obtained during the quarter and complete a  maintenance rebuild of its mining fleet.  RDM also incurred certain sustaining expenditures related to its integration into the Company in the third quarter of 2016.  The costs associated with the aforementioned activities resulted in higher sustaining capital in the third quarter of 2016, compared to the period since the date of acquisition.  The increase on a per ounce basis was also exacerbated by the reduced gold production, which was restricted by low water availability for much of the third quarter.

The Company believes that there is good potential to refine and improve the current RDM mining operation.  Among the efforts toward optimizing RDM, a water storage facility is currently being built this year to allow for consistent and sustained production as the primary constraint to full scale mine and plant operation is limited water availability.  The water storage facility is expected to be functionally complete by the end of 2016 for production in 2017.  Current production is expected to be approximately 55,000 ounces in 2016, with the portion attributable to the Company expected to be approximately 30,000 ounces.  Annual production at RDM is expected to ramp up to its full capacity of approximately 100,000 ounces of gold by 2018.

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CONSTRUCTION AND DEVELOPMENT

Cerro Moro, Argentina

Cerro Moro is a high grade gold and silver deposit currently in development with first production expected in early 2018.

The Company made the formal decision to proceed with the construction of Cerro Moro in late 2015.  The 2016 work program includes the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions.  The planned expenditure for 2016 is approximately $53 million with the balance of approximately $224 million to be spent in 2017 and 2018.  The bulk of this remaining expenditure is to be spent in 2017, supporting the previously reported execution schedule.  This approach allows for further exploration drilling to occur in 2016 in order to both increase the size of the Cerro Moro mineral resource as well as improve the current mineral resource categorization.  The Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property which will serve to materially improve the returns from this high grade project.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining.  The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6-year mine life at a throughput of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.

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During the third quarter of 2016, the Company continued to show good progress on the development objectives referred to above.  To date the project has completed 531 metres of a total planned underground development of 617 metres for 2016.  Ramp-up of site construction continues ahead of schedule with bulk earthworks completed and the first concrete pour having taken place in August as planned.  Consistent with the baseline plan, detailed engineering progress is 78% complete and advancing to a target of 85% complete by the end of the year.  This advanced level of engineering design completion prior to the start of large scale construction activities in early 2017 serve to de-risk the project schedule and increase the confidence in the total project cost.  Underground mine development progress achieved 86% completion versus 76% in baseline plan as the mine team’s productivity was higher than originally anticipated.  Procurement progress is also tracking well, and the upgrade of the existing mine truck facility has been completed.

C1 Santa Luz, Brazil

The Company has made a positive decision to advance Brio Gold's C1 Santa Luz project to the execution phase and move forward with the re-start of the operation.  This decision was based on the positive results from the Technical Report recently completed for the recommissioning of C1 Santa Luz.  Since 2014, when the operations were placed in care and maintenance, the Company has been working extensively on optimizing recoveries. Work included designing a modified flowsheet, completing significant metallurgical testwork and drilling to further delineate the ore body. This work is now complete and supports updated mineral reserve and mineral resource estimates for the project.  Once restarted, C1 Santa Luz is expected to contribute an average of 114,000 ounces of gold production per annum over the first seven years.  Production in the first full year is expected to be over 130,000 ounces of gold.

With a 21% larger mineral resource (inclusive of mineral reserves), the Company is planning to increase plant capacity to 2.7 million tonnes per annum (“tpa”) from the current plant capacity of approximately 2.0 million tpa.  The expected plant modifications to the existing circuit require the installation of a vertimill, a kerosene removal tank and regeneration kiln, six leaching tanks, a detoxification circuit, additional carbon regeneration capacity (reactivation furnace) and two additional elution columns.  This additional testwork has demonstrated improved expected overall average recoveries of 84%. Based on the testwork available, expected average recoveries for both mineral types are as follows:

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•	Non-carbonaceous dacitic mineral – 86%
•	Low to high total organic carbonaceous mineral – 82%
•	Weighted average overall recovery – 84%

The capital cost estimate for the planned plant modifications is $42.3 million, which includes capital required for the plant expansion and a $8.1 million contingency.  The total initial capital cost for the recommissioning of C1 Santa Luz is expected to be $84.2 million including social and owner’s costs.

The preliminary prospectus of Brio Gold dated October 17, 2016 contains important information relating to the Purchase Rights and the Brio Shares and is still subject to completion or amendment.  A copy of the preliminary prospectus is available under Brio Gold’s profile on SEDAR at www.sedar.com.  There will not be any distribution of Purchase Rights or transfer of Brio Shares until a receipt for the final prospectus has been issued.

THIRD QUARTER 2016 CONFERENCE CALL INFORMATION

Toll Free (North America):	1-866-223-7781
Toronto Local and International:	416-340-2218
Webcast:	www.yamana.com

Conference Call Replay:

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	4072351

The conference call replay will be available from 12:00 p.m. ET on October 28, 2016 until 11:59 p.m. ET on November 11, 2016.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;
•	co-product cash costs per ounce of silver produced;
•	co-product cash costs per pound of copper produced;
•	all-in sustaining co-product costs per ounce of gold produced;
•	all-in sustaining co-product costs per ounce of silver produced;
•	all-in sustaining co-product costs per pound of copper produced;
•	adjusted earnings or loss;
•	adjusted earnings or loss per share;
•	adjusted operating cash flows;
•	net debt;
•	net free cash flow; and
•	average realized price per ounce of gold sold;
•	average realized price per ounce of silver sold; and
•	average realized price per pound of copper sold.

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The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes in to the measures are dully noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations.  Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:
•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
▪
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

▪	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
▪	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site.  Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes.  Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

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Total cost of sales agrees to the condensed consolidated interim statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations.  All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs.  The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Reconciliations of total cost of sales of gold, silver and copper sold to co-product cash costs and co-product all-in sustaining costs of gold, silver and copper produced, as well as their respective per ounce/pound sold and per ounce/pound produced, are provided in Section 13: of the MD&A for the three months and nine months ended September 30, 2016 and comparable periods of 2015 which has been filed on SEDAR simultaneously with this press release.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE
The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.
The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.   Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.
Reconciliations of Net Earnings to Adjusted Earnings are provided in Section 13: of the MD&A for the three months and nine months ended September 30, 2016 and comparable periods of 2015, which has been filed on SEDAR simultaneously with this press release.
ADJUSTED OPERATING CASH FLOWS
The Company uses the financial measures “Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements.  Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance by excluding certain items from cash flows from operating activities.  The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement.
Reconciliations of Cash Flow from Operating Activities before Changes in Working Capital from Continuing Operations to Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three and nine months ended September 30, 2016 and comparable periods of 2015, which has been filed on SEDAR simultaneously with this press release.
NET DEBT
The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.  The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

Reconciliations of Total Debt to Net Debt are provided in Section 13: of the MD&A as at September 30, 2016 and December 31, 2015, which has been filed on SEDAR simultaneously with this press release.

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash. The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
Reconciliations of Cash Flow from Operating Activities of Continuing Operations to Net Free Cash Flow are provided in Section 13: of the MD&A for the three months and nine months ended September 30, 2016 and comparable periods of 2015 which has been filed on SEDAR simultaneously with this press release.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

Reconciliations of revenue per ounce of gold, silver and pound of copper sold to average realized metal prices for the respective metals are provided in Section 13: of the MD&A for the three months and nine months ended September 30, 2016 and comparable periods of 2015 which has been filed on SEDAR simultaneously with this press release.

ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.  This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•
Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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